Via EDGAR Submission

April 21, 2025

Office of Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Kellie Kim
Shannon Menjivar
Benjamin Holt
Pam Long

Re: Renatus Tactical Acquisition Corp I
Registration Statement on Form S-1
Submitted March 14, 2025
CIK No. 0002035173

Dear Kellie Kim, Shannon Menjivar, Benjamin Holt and Pam Long:

On behalf of Renatus Tactical Acquisition Corp I, a Cayman Islands exempted company (“we” or the “Registrant”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Registrant’s responses to the comments contained in the Staff’s letter dated April 10, 2025, regarding the Registrant’s Registration Statement on Form S-1 filed with the Commission on March 14, 2025 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comment with the Registrant’s response. Concurrently with the transmission of this letter, we are filing the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Registrant’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Registration Statement on Form S-1 filed March 14, 2025

Cover Page

1.	Please revise where appropriate to reconcile the location of your principal executive offices. In this regard, we note that you disclose Coral Gables, FL on the cover page but Humacao, PR elsewhere.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amended Registration Statement.

2.
Please revise to state whether the redemptions will be subject to any limitations, such as the $5,000,001 net tangible asset requirement or the limitation on redemption rights of shareholders holding more than 15% of the shares sold in the offering. See Item 1602(a)(2) of Regulation S-K.

Response:
In response to the Staff’s comment, the Registrant has revised the disclosure on the cover page and page 53 of the Amended Registration Statement. We respectfully advise the Staff that there will be no limitation relating to the Registrant having at least $5,000,001 of net tangible assets and as a result the Registrant has not included that term in the revised disclosure.

3.
Where you discuss mechanisms to maintain the number of founder shares at 22.5% of issued and outstanding shares in the event of an increase or decrease in the size of your offering, please also state whether any securities issuance may result in a material dilution of purchasers’ equity interests. See Item 1602(a)(3) of Regulation SK.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amended Registration Statement.

4.	Please disclose the “nominal price” at which the sponsor acquired the founder shares, as required by Item 1602(a)(3) of Regulation S-K.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amended Registration Statement.

5.
Please revise to disclose the $15,000 per month payment to GCAG or an affiliate thereof for office space, utilities, secretarial and administrative support services. As applicable, please also revise to disclose the amount of any payments to employees for salaries. For example, we note your page 40 disclosure regarding payment for salaries annually to certain employees for their services, and your page 137 disclosure regarding payments for Chief Financial Officer services provided by Mr. Rhodes. Please also disclose the private warrants that will become issuable to the sponsor, GCAG or any of their respective affiliates upon conversion of up to $1,500,000 of working capital loans and their potential dilutive effect, as discussed on page 3. Finally, please revise to provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. See Item 1602(a)(3) of Regulation S-K.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amended Registration Statement and on pages 42 and 153. We respectfully advise the Staff that the payment for salaries to employees for their services is limited to the payments made for Chief Financial Officers services provided by Mr. Rhodes, who is not affiliated with our sponsor and will not be receiving any equity compensation.

6.
Where you discuss conflicts of interest, please expand to provide a cross-reference, highlighted by prominent type or in another manner, to related disclosures in the summary. See Item 1602(a)(5) of Regulation S-K.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amended Registration Statement.

7.
We note your statement that except for interest earned on the funds held in trust that may be released to pay taxes, and “subject to sufficient interest to cover such withdrawals” funds will not be released from the trust until completion of the business combination or other redemptions. Please clarify if this means that you intend to release funds from the trust to pay taxes prior to a business combination if interest is insufficient to cover them.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amended Registration Statement.

Summary
Our Sponsor, page 2

8.	As applicable, please expand your tabular and narrative disclosures on page 3 to disclose:
•	the nature and amount of any payments to employees for salaries, and
•
the 700,000 founder shares which will be transferred to your independent directors and certain of your advisors and officers prior to the effectiveness of the registration statement, as discussed on page 1 and elsewhere.

See Item 1602(b)(6) of Regulation S-K.

Response:
The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Amended Registration Statement. We respectfully advise the Staff that the only payments to employees for salaries are limited to payments made for Chief Financial Officers services provided by Mr. Rhodes. Mr. Rhodes is not affiliated with our sponsor and will not be receiving any equity compensation.

9.
Please expand your tabular disclosure on pages 4-5 to disclose the natural persons and entities subject to transfer restrictions on the private placement warrants. Please also disclose the lock-up agreement between your sponsor and your officers and directors, on the one hand, and the representative, on the other hand, as discussed on page 182. See Item 1603(a)(9) of Regulation S-K.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 3, 6, 115 and 149 of the Amended Registration Statement with the identities of the natural persons who have or share ownership interest in our sponsor. Each natural person and entity that is known by us to be the beneficial owner of more than 5% of our issued and outstanding shares immediately after the completion of the offering are identified by name in the Amended Registration Statement.

Experience with Special Purpose Acquisition Vehicles, page 7

10.
Please discuss Mr. Swider’s involvement with Benessere Capital Acquisition Corp. and the status of that company, similar to what you have provided with respect to DWAC. Please also elaborate on the extent and nature of Mr. Cano’s services to multiple special purpose acquisition companies. See Item 1603(a)(3) of Regulation SK.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 8 of the Amended Registration Statement.

Initial Business Combination, page 11

11.
Where you describe the consequences of not consummating your initial business combination within the applicable time period, please revise to clarify, if true, that in such event, the warrants (rather than the rights) will be worthless. See Item 1602(a)(4) of Regulation S-K.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 12 of the Amended Registration Statement.

The Offering
Limited Payments to Insiders, page 40

12.	Please revise to disclose the $300,000 promissory note issued to Sponsor HoldCo.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 42 of the Amended Registration Statement.

Conflicts of Interest, page 41

13.
Please revise to also disclose conflicts of interest relating to fees, reimbursements, or cash payments to Sponsor HoldCo, GCAG, or your directors or officers, or your or any of their respective affiliates, for services rendered to you prior to or in connection with the completion of your initial business combination, as referenced on pages 40- 41. Please also revise to clearly disclose the nominal price paid for the securities. See Item 1602(b)(7) of Regulation S-K.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 44 and 136 and 144 of the Amended Registration Statement.

Dilution, page 45

14.
We refer you to your tabular presentation of dilution at quartile intervals on the outside cover page and on pages 45-46 and pages 101-102. Your maximum redemption threshold is the entire amount of shares to be sold to public shareholders as part of this offering. We further note your disclosure on page 65 and F-8 that you may not redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001. Please tell us how you considered this redemption restriction in your determination of your maximum redemption threshold for your dilution presentation. Please refer to Item 1602 of Regulation S-K.

Response:
In response to the Staff’s comment, the Registrant has revised the disclosure on pages 67 and F-8 of the Amended Registration Statement. We respectfully advise the Staff that there will be no limitation relating to the Registrant having at least $5,000,001 of net tangible assets and as a result the Registrant has not revised the disclosure on pages 45-46 and pages 101-102 of the Registration Statement.

Summary Financial Data, page 48

15.
We refer to the Summary Financial Data presented. Your explanation of the “as adjusted” data does not reflect some of the calculated amounts. Please verify the disclosure in footnotes 2, 3, and 5, and revise accordingly.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 50 of the Amended Registration Statement.

Risk Factors
We may not be able to complete an initial business combination . . . , page 55

16.	Please add disclosure stating whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

Response:
The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the sponsor is a Cayman Islands limited liability company, which will have two members: Global Client Advisory Group, which will be controlled by our Chief Executive Officer, Eric Swider, and an entity that will be controlled by the Chairman of our Board of Directors, Devin Nunes. Global Client Advisory Group is the managing member of our sponsor and all investment and voting decisions of our sponsor will be made by Eric Swider. Messrs. Swider and Nunes are U.S. citizens.

If we are deemed to be an investment company under the Investment Company Act . . . , page 59

17.
Where you disclose the risk that you may be considered to be operating as an unregistered investment company, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company. Please also revise to clarify that you may be deemed to be an investment company notwithstanding that the proceeds held in the trust account may be invested or held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 62 and 63 of the Amended Registration Statement.

We may issue our shares to investors in connection with our initial business combination . . . , page 68

18.
Please expand to disclose the impact to you and investors of PIPE issuances, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds providing sufficient liquidity.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 71 of the Amended Registration Statement.

Use of Proceeds, page 96

19.	In the table showing the use of the approximately $1,365,000 of net proceeds not held in the trust account, please revise to reflect any payments to employees for salaries.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 100 of the Amended Registration Statement.

Dilution, page 101

20.
Please expand the introductory paragraph to the dilution table to include your assumptions to the calculation and each material potential source of future dilution. In addition, to the extent you assume that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing that you may seek in connection with an initial business combination, please revise here, and elsewhere as appropriate, to highlight that you may need to do so because you intend to target businesses with enterprise values that are greater than you could acquire with the net proceeds of this offering and the sale of the private placement warrants, as you explain on pages 12-13.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 13, 105 and 111 of the Amended Registration Statement.

Management
Officer and Director Compensation, page 137

21.
As applicable, please revise to disclose the 700,000 founder shares which will be transferred to your independent directors and certain of your advisors and officers prior to the effectiveness of the registration statement, as discussed on page 1 and elsewhere. See Item 402 of Regulation S-K.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on pages 4, 141 and 149 of the Amended Registration Statement.

Conflicts of Interest, page 141

22.
We note disclosure on page 135 that Mr. Swider has served as CEO of RUBIDEX since January 2020. If he has any fiduciary duties or contractual obligations with respect to RUBIDEX that would present any actual or potential material conflict of interest with unaffiliated security holders of Renatus, as described in Item 1603(b) of Regulation S-K, please disclose this in the table on page 143.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 147 of the Amended Registration Statement.

Principal Shareholders, page 145

23.	Please revise, as applicable, to reflect the 700,000 founder shares which will be transferred to your independent directors and certain of your advisors and officers

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 149 of the Amended Registration Statement.

Notes to Financial Statements, page F-7

24.	Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07, or revise accordingly.

Response:
The Registrant acknowledges the Staff’s comment and has revised the disclosure on page F-12 of the Amended Registration Statement.

Note 2 – Summary of Significant Accounting Policies
Warrant Instruments, page F-12

25.
We note your disclosure related to the Public and Private Warrants. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure that “the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees.”

Response:
In response to the Staff’s comment, the Registrant has revised the disclosure on page F-16 of the Amended Registration Statement. We respectfully advise the Staff that the private placement warrants will not be non-redeemable and as a result the Registrant has not included such term in the revised disclosure.

Exhibits

26.
Please revise the filing fee table filed as Exhibit 107 to register the Class A ordinary shares included as part of the units and to register the redeemable public warrants included as part of the units.

Response:
The Registrant acknowledges the Staff’s comment and has filed a revised Exhibit 107.

*          *          *          *

If you have any questions regarding this submission, please contact Gil Savir at 770-878-2696

Thank you for your time and attention.

Sincerely,
/s/ Gil Savir
Gil Savir
of PAUL HASTINGS LLP